EXHIBIT 18

Preferability Letter

March 24, 2006

Westmoreland Coal Company
Colorado Springs, Colorado

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Westmoreland Coal Company (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005, and have reported thereon under date of March 24, 2006. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005. As stated in Note 1 to those financial statements, the Company changed its method of accounting for workers’ compensation from an undiscounted basis to a discounted basis, and states that the newly adopted accounting principle is preferable in the circumstances because it aligns the accounting of workers’ compensation liabilities with the Company’s other long-term employee benefit obligations, which are recorded on a discounted basis, and these obligations have settled into a predictable payment pattern. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

KPMG LLP

Denver, Colorado